TRANSPACIFIC GROUP LLC

Financial Statement of Condition
Pursuant to Rule 17a-5 under the Securities
Exchange Act of 1934

December 31, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67611

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Transpacific Group LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

429 LENOX AVE, SUITE 505

(No. and Street)

MIAMI BEACH	FL	33139
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

SCOTT DANIELS	212-751-4422	SDANIELS@DFPPARTNERS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Raphael Goldberg Nikpour Cohen & Sullivan Certified Public Accountants PLLC

(Name – if individual, state last, first, middle name)

97 FROEHLICH FARM BLVD	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

02/23/2010	5028
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Daniels, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Transpacific Group LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: FINO P /CFO

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ 2022

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TRANSPACIFIC GROUP LLC
DECEMBER 31, 2021

CONTENTS



RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of TransPacific Group LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TransPacific Group LLC (the "Company") (a limited liability company), as of December 31, 2021, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of TransPacific Group LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2016

Woodbury, New York
February 21, 2022

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

TRANSPACIFIC GROUP LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$	1,320,681
Accounts receivable		1,366,974
Prepaid expenses		67,316
Other assets		147,710
TOTAL ASSETS	$	2,902,681

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accrued expenses and other liabilities	$	494,711
Warrant reserve		10,000
TOTAL LIABILITIES		504,711
Member's equity		2,397,970
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,902,681

TRANSPACIFIC GROUP LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 1.   ORGANIZATION AND NATURE OF BUSINESS

TransPacific Group LLC (the "Company"), a Delaware limited liability company, was formed on January 29, 2007. The Company, a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), acts as a third-party selling agent for private collective investment vehicles.   The Company will continue indefinitely, unless terminated sooner by management.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, and accounts payable. The fair value of cash is based upon the bank balance at December 31, 2021 adjusted by any uncleared transactions. The fair value of accounts receivable and accounts payable is estimated by management to approximate their carrying value at December 31, 2021.

Cash

The Company maintains all of its cash balances at one financial institution. At times, these balances may exceed Federal Deposit Insurance Corporation insured limits. The Company has not experienced any losses in such accounts.

Accounts Receivable

Accounts receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts. As of December 31, 2021 there was no allowance for credit losses.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified fees receivable carried at amortized cost as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company believes there is no impact to opening member's equity upon adoption of ASC 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2021.

Uncertainties due to Coronavirus

The outbreak of the novel coronavirus ("COVID-19") in many countries continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The World Health Organization has

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

declared COVID-19 a "Public Health Emergency of International Concern." The global impact of the outbreak continues to evolve, and as cases of the virus have continued to be identified, many countries have reacted by instituting quarantines and restrictions on travel. Such actions are creating disruption in global supply chains, and adversely impacting a number of industries. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19. Nevertheless, COVID-19 could have a material impact on the Company's financial statements.

PPP loan

During April 2020, the Company applied for and received a promissory note (the "PPP Loan") evidencing an unsecured loan in the amount of approximately $98,000 made to the Company pursuant to the   Paycheck Protection Program (the "PPP") under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), which was enacted March 27, 2020.

In June 2021, the Company received notification from Chase Bank that the bank and the Small Business Administration had completed their review and that all principal and interest of approximately $98,000 under the loan is forgiven in full. This is included in other income on the statement of operations for the year ended December 31, 2021.

NOTE 3.   RELATED PARTY TRANSACTIONS

As of January 1, 2021 the Company entered into a Services Agreement with their affiliate TransPacific Group (Asia) Ltd., ("TPG Asia"). As part of the Services Agreement, the Company agreed to make available to TPG Asia the services of certain of its officers and employees required by TPG Asia to conduct its business and as such charged an Administrative Support Service Fee on a monthly basis.

The member is committed to fund the operations of the Company when necessary.

NOTE 4.   NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $921,019 which was $888,998 in excess of its required net capital of $32,021. The Company's net capital ratio was .52 to 1.

The Company has no obligations under SEC Rule 15c3-3 pursuant to Footnote 74 of the SEC Release No. 34-70073. The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3.

NOTE 5.   INCOME TAXES

The Company is a single member limited liability company. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company was, however, subject to New York City Unincorporated Business Tax and records a provision for unincorporated business taxes. During 2020 the Company moved its operations to Florida and is no longer subject to New York City Unincorporated Business Tax. At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

NOTE 6.   WARRANT RESERVE

The Company has received a deposit of $10,000 from an entity which has the right to convert this deposit into capital at a future date based on terms disclosed in its warrant agreement.

NOTE 7.   CONCENTRATION OF CREDIT RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of

NOTE 7. CONCENTRATION OF CREDIT RISK (Continued)

reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

As of December 31, 2021, there were no customer accounts having debit balances which presented any risks, nor was there any exposure with any other transaction conducted with any other broker.

Fees receivable relating to two customers accounted for 91% of the fees receivable.

NOTE 8. COMMITMENTS AND CONTINGENT LIABILITIES

The Company entered into a lease agreement for a new office space in Miami in December 2021. The lease is set to start in February 2022. The Company had no other lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2021 or during the year then ended.

NOTE 9. RETIREMENT PLANS

The Company maintains a profit sharing plan covering eligible employees. Employees are vested at 20% per year after 2 years of service. Annual contributions to the plan are at the discretion of the Managing Member and are limited to the percentage of eligible employee compensation under relevant Internal Revenue Code sections. For the year ended December 31, 2021, the Company contributed $38,800 to the plan.

The Company sponsors a 401(k) for eligible employees providing pre-tax salary deferrals. For the year ended December 31, 2021, the Company contributed $23,700 as a safe harbor contribution to the plan.

The Company participates in a noncontributory defined benefit pension plan which covers substantially all of its employees, and is funded through a trust established under the plan.

The benefits are based on years of service, and the employee's compensation during the five consecutive years in which their average compensation was highest. Funding of retirement costs for the plan complies with the funding requirements of

the Employee Retirement Income Security Act of 1974 ("ERISA") and other federal legislation.

NOTE 9.   RETIREMENT PLANS (Continued)

Obligations and Funded Status	**Pension Benefits 2021**	
Change in benefit obligation:		
Benefit obligation at January 1, 2021	$	2,774,791
Service cost		0
Interest cost		36,436
Actuarial gain		371,837
Benefits paid		(2,897,683)
Assumption changes		4,154
Change in plan assets:		
Fair value of plan assets at January 1, 2021	$	2,810,181
Actual return on plan assets		87,502
Employer contribution		0
Benefits paid		(2,897,683)
Fair value of plan assets at December 31, 2021	$	0
Funded Status at end of year	$	(289,535)
Amounts recognized in the statement of financial condition consist of:		
Noncurrent assets	$	0
Current liabilities		0
Noncurrent Liabilities		(289,535)
	$	(289,535)
Benefit obligation at December 31, 2021	$	289,535

NOTE 9.   RETIREMENT PLANS (Continued)

Amounts recognized in accumulated other comprehensive income consist of:

Net loss (gain)	$	273,957

Summary of benefit obligations and plan assets:

Projected benefit obligation	$	289,535
Accumulated benefit obligation	$	63,749
Fair value of plan assets	$	0
Market-related value of assets	$	0

Components of net periodic benefit cost and other amounts recognized in other comprehensive income:

Service cost	$	0
Interest cost		36,436
Expected return on plan assets		(34,034)
Settlement (gain)/loss		(39,905)
Net periodic benefit cost	$	(37,503)

Other changes in plan assets and benefit obligations recognized in other comprehensive income

Net loss (gain)	$	273,957
Total recognized in other comprehensive income	$	273,957
Total recognized in net periodic pension benefit cost and other comprehensive income	$	236,454

The estimated net loss and prior service cost for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $49,001 and $0 respectively.

NOTE 9.   RETIREMENT PLANS (Continued)

Assumptions

Measurement Date: The measurement date for assets and liabilities is December 31

Actuarial Cost Method: Projected Unit Credit (as defined in ASC 715)

Asset Valuation Method: The market-related value of plan assets is equal to the fair value

Demographic Actuarial Assumptions

		2021
Mortality Tables:	Pre-Retirement	None
	Post-Retirement	RP - 2014
Improvement Scale		MP - 2021

**Weighted average assumptions used to determine
benefit obligation at December 31, 2021:**

Discount rate	2.83%
Rate of compensation increase	0.00%

**Weighted average assumptions used to determine net
periodic benefit cost for year ended December 31, 2021:**

Discount rate	2.52%
Expected long-term return on plan assets	5.00%
Rate of compensation increase	0.00%

Contributions

Estimated Future Benefit Payments

Year ending December 31,	Pension Benefits
2022	$ 264,972
2023	$ -
2024	$ -
2025	$ 15,379
2026	$ 1,853
Years 2027-2031	$ -

NOTE 10. GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2021 or during the year then ended.

NOTE 11. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 21, 2022, the date the financial statements were available to be issued. There have been no subsequent events requiring recognition or disclosure in the financial statements.